SEC File Number: 001-39649

CUSIP: 368036109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gatos Silver, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

925 W Georgia Street, Suite 910

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6C 3L2

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gatos Silver, Inc. (“Gatos Silver” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Q1 2023 10-Q”).

As disclosed in the Company’s Current Report on Form 8-K filed on April 3, 2023, on March 30, 2023, the Company announced the delay in the filing of its Annual Report on Form 10-K for the year ended December 31, 2022 (“2022 Form 10-K”) and on March 31, 2023 announced that it will restate previously issued financial statements of the Company and of the Los Gatos Joint Venture (the “LGJV”) for the year ended December 31, 2021 and the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, which statements would be reflected in a Form 10-K/A and Forms 10-Q/A (collectively with the 2022 Form 10-K, the “2021 and 2022 Securities Filings”).

As disclosed in the Company’s Current Report on Form 8-K filed on April 19, 2023, the Company on April 17, 2023 advised that its 2021 and 2022 Securities Filings would be further delayed.

The delay relates to the ongoing analysis by the Company of required adjustments to (i) its and the LGJV’s financial statements regarding the timing and recognition of net deferred tax assets and liabilities at the LGJV and (ii) its financial statements from the impact of the timing and recognition of the priority distribution obligation and subsequent payments on the previously recognized income from affiliates. The Company continues to believe that these adjustments are non-cash items and will not affect the Company’s strong cash position.

The Company is continuing to work expeditiously to complete the required adjustments. The restatements and the 2022 full year financial results are subject to completion of a review and audit, as applicable, by the Company’s independent registered public accounting firm, Ernst & Young LLP.

Due to the delay in the 2021 and 2022 Securities Filings, the Company is unable to file the Q1 2023 10-Q. The Company expects to file the Q1 2023 10-Q concurrently with or shortly after completing the 2021 and 2022 Securities Filings.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

André van Niekerk	(604) 424-0984
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not filed its Annual Report on Form 10-K/A for the year ended December 31, 2021, Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 and Annual Report on Form 10-K for the year ended December 31, 2022.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company is conducting a review of the timing and recognition of deferred tax assets and liabilities at the LGJV and the timing and recognition of the priority distribution obligation and subsequent payments on the previously recognized income from affiliates. Currently, the Company is unable to provide a reasonable estimate of the anticipated changes due to ongoing technical analysis of the appropriate accounting treatment for these items. The Company believes that all changes relate to non-cash items.

Gatos Silver, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2023	By:	/s/ André van Niekerk
André van Niekerk
Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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